Exhibit 99.2

AMENDED AND RESTATED
BY-LAW NO. 1

A by-law relating generally to the

transaction of the business and affairs of

KINROSS GOLD CORPORATION

CONTENTS
Page No.
Article One	Interpretation	2
Article Two	Meetings of Shareholders	3
Article Three	Directors	7
Article Four	Officers and Employees	13
Article Five	Conduct of Directors and Officers and Indemnity	14
Article Six	Miscellaneous	15

AMENDED AND RESTATED BY-LAW NO. 1

ARTICLE ONE

INTERPRETATION

1.1.      Definitions:   In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Ontario) or any successor statute, as amended from time to time, and includes the regulations thereunder;

(b)	“Corporation” means Kinross Gold Corporation;

(c)	“holiday” means Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario) or any successor statute, as amended from time to time;

(d)
“person”   includes an  individual, body corporate, sole proprietorship, partnership or syndicate, an unincorporated association or organization, a joint venture, trust or employee benefit plan, a government or any agency or political subdivision thereof, and a person acting as trustee, executor, administrator or other legal representative;

(e)
“recorded address” means, with respect to a single shareholder, his/her/its latest address as recorded in the securities register of the Corporation; with respect to joint shareholders, the first address appearing in the securities register in respect of their joint holding; and with respect to any other person, but subject to the Act, his/her/its latest address as recorded in the records of the Corporation or otherwise known to the Corporate Secretary;

(f)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, C.8. as amended from time to time;

(g)	subject to the foregoing, words and expressions that are defined in the Act have the same meanings when used in the by-laws; and

(h)
words importing the singular include the plural and vice-versa, words importing any gender include the masculine, feminine and neuter genders, and headings are for convenience of reference only and shall not affect the interpretation of the by-laws.

1.2.                Conflict with Laws

                     In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

ARTICLE TWO

MEETINGS OF SHAREHOLDERS

2.1.     Annual Meeting:   The annual meeting of the shareholders shall be held on such day and at such time as the board may, subject to the Act, determine from time to time, for the purpose of transacting such business as is properly brought before the meeting.

2.2.     Special Meeting:   From time to time the board may call a special meeting of the shareholders to be held on such day and at such time as the board may determine.  Any special meeting of shareholders may be combined with an annual meeting.

2.3.     Place of Meetings:   Meetings of shareholders shall be held at such place as the board may determine from time to time, provided that the board may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately during the meeting pursuant to section  2.10, if the Corporation is able to, and does, make available such a communication facility.

2.4.     Record Date:   The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 clear days nor less than 21 clear days (or pursuant to the time limitations as may be prescribed by the Act from time to time), for the determination of the shareholders entitled to notice of the meeting, and where no such record date for notice is fixed by the board, the record date for notice shall be the close of business on the day immediately preceding the day on which notice is given. Notice of any such record date fixed by the board shall be given in the manner required by the Act.

2.5.     Shareholder List:   For each meeting of shareholders the Corporate Secretary shall cause to be prepared an alphabetical list of shareholders entitled to receive notice of the meeting showing the number of shares entitled to be voted at the meeting and held by each such shareholder.  The list shall be prepared (i) if a record date for such notice is fixed by the board, not later than 10 clear days thereafter, or (ii) if no such record date is fixed by the board, at the close of business on the day immediately preceding the day on which notice of the meeting is given.

2.6.     Notice:   Notice in writing of the time, place, if any, purpose for holding such meeting of shareholders and, if a meeting is to take place through a communication facility by which shareholders and proxyholders may be deemed to be present in person, the means to access such communication facility and vote at such meeting, shall be sent not less than 21 clear days nor more than 50 clear days before the date on which the meeting is to be held, to each director, the auditor of the Corporation and each person who on the record date for notice appears in the securities register of the Corporation as the holder of one or more shares carrying the right to vote at the meeting or as the holder of one or more shares the holders of which are otherwise entitled to receive notice of the meeting.  Notice of a meeting of shareholders shall state or be accompanied by the text of any special resolution or by-law to be submitted to the meeting and a statement in accordance with the Act of the nature of all special business to be transacted at the meeting. Reference is made to sections 6.9 to 6.14.  Any previously scheduled annual meeting of shareholders may be postponed, and any shareholders meeting other than an annual meeting of shareholders may be postponed or cancelled, by the Corporation by public notice given to the shareholders prior to the time previously scheduled for such meeting of shareholders.

2.7.      Proxy and Management Information Circular:   The Corporate Secretary shall, concurrently with sending notice of a meeting of shareholders, (i) send a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of and appears entitled to vote at the meeting, (ii) send such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, and (iii) file with the Ontario Securities Commission and any other agencies entitled thereto a copy of all documents sent in connection with the meeting.

2.8.      Financial Statements:   Upon the prior request of a shareholder, not less than 21 clear days (or as otherwise provided by the Act) before an annual meeting of shareholders the Corporate Secretary shall send to such shareholder a copy of the annual financial statements of the Corporation and the auditor’s report thereon. The Corporate Secretary shall also file a copy of the financial statements of the Corporation with the Ontario Securities Commission and any other agencies entitled thereto, as and when required.

2.9.      Persons Entitled to be Present:   The only persons entitled to attend a meeting of shareholders shall be those persons entitled to notice thereof and others who although not entitled to notice are entitled or required under any provision of the Act or the by-laws to be present at the meeting. Any other person may be admitted, only on the invitation of the chairman of the meeting or with the consent of the meeting.

2.10.   Shareholder Meeting Attendance by Telephonic, Electronic or Other Communication Facility: If authorized by the board in its sole discretion, and subject to the Act and such guidelines and procedures as the board may adopt, shareholders and proxyholders not physically present at a meeting of shareholders may, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately during the meeting, if the Corporation makes available such a communication facility:

(a)	participate in a meeting of shareholders; and

(b)
be deemed present in person and vote at a meeting of shareholders whether such meeting is to be held at a designated place or solely by means of a telephonic, electronic or other communication facility, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of a telephonic, electronic or other communication facility is a shareholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such shareholders and proxyholders a reasonable opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings and to vote on matters submitted to the shareholders, and (iii) if any shareholder or proxyholder votes or takes other action at the meeting by means of a telephonic, electronic or other communication facility, a record of such votes or other action shall be maintained by the Corporation. A shareholder or proxyholder participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

2.11.   Chairman, Corporate Secretary and Scrutineer:   Unless otherwise determined by the board, the Chairman of the Board or in his/her absence the Vice Chairman of the Board or in his/her absence the CEO and/or the President or in their absence a person designated by the board shall be chairman of any meeting of shareholders.   If no such person is present within 15 minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the Corporate Secretary is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. One or more scrutineers, who need not be shareholders, may be appointed by the chairman or by a resolution of the shareholders.

2.12.   Quorum:   The quorum for the transaction of business at any meeting of shareholders shall be two persons present at the opening of the meeting who are entitled to vote not less than 25% of the shares entitled to be voted at the meeting.

2.13.    Persons Entitled to Vote:   The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

2.14.   Proxies:   Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholders, who need not be shareholders, as his/her/its nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.  The board may specify in the notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or its agent. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the Corporate Secretary of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting.   Notwithstanding any specified time limits for the deposit of proxies by shareholders, the chairman of any meeting or the Chairman of the Board may, but need not, at his, her or their sole discretion, waive the time limits for the deposit of proxies by shareholders, including any deadline set out in the notice calling the meeting of shareholders or in any proxy circular and any such waiver made in good faith shall be final and conclusive. A proxy ceases to be valid one year from its date.

2.15.   Access to Proxies:  Unless otherwise determined by the board in its sole discretion, no shareholder will be provided with access to any proxy materials relating to a meeting of shareholders prior to such meeting taking place.  Upon the request of a shareholder not earlier than one day following a meeting of shareholders, the Corporation shall provide such shareholder with access to the proxies deposited with the Corporation in connection with such meeting.

2.16.   Voting:   At each meeting of shareholders every question proposed for consideration by the shareholders shall be decided by a majority of the votes duly cast thereon, unless otherwise required by the articles or by-laws of the Corporation or by law.

2.17.   Show of Hands:   At each meeting of shareholders voting shall be by show of hands unless a ballot is required or demanded as hereinafter provided.   Upon a show of hands every person present and entitled to vote on the show of hands shall have one vote.  Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon be so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the question was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or proportion of votes cast for or against.

2.18.   Ballots:   On any question proposed for consideration at a meeting of shareholders a ballot may be required by the chairman or demanded by any person present and entitled to vote, either before or after any vote by show of hands.   If a ballot is so required or demanded and such requirement or demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles, upon a ballot each person present shall be entitled to one vote in respect of each share which he/she is entitled to vote at the meeting on the question.

2.19.   Electronic Voting:

(a)
Any person entitled to vote at a meeting of shareholders where the Corporation has made available a telephonic, electronic or other communication facility for the purposes of attending and voting at such meeting may vote by such means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(b)
Any vote referred to in section 2.17 or section 2.18 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility: (i) enables the votes to be gathered in a manner that permits their subsequent verification; and (ii) permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

2.20.   Adjournment:   The chairman at the meeting of shareholders may adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

2.21    Advance Notice for Proposals:

(a)
No business may be transacted at an annual meeting of shareholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the board, (ii) otherwise properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in this section 2.21. For business to be properly brought before an annual meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall be submitted to the Corporation in accordance with the requirements set forth in section 3.6. The Corporation shall set out the proposal in the management proxy circular or attach the proposal thereto, subject to the exemptions and bases for refusal set forth in the Act.

(b)
At a special meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the board may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to and in compliance with section 3.6.

ARTICLE THREE

DIRECTORS

3.1.     Powers of the Board of Directors:   The board shall supervise the management of the business and affairs of the Corporation.

3.2.     Qualifications:   No person shall be qualified for election as a director if (i) he/she is less than 18 years of age; (ii) if he/she is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) if he/she is not an individual; or (iii) if he/she has the status of a bankrupt, or as otherwise prescribed by the Act.  A director need not be a shareholder.  The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act.  If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.3.      Number and Quorum of Directors:   The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board.  Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time determine by resolution.

3.4.      Election and Term:   Directors shall be elected to hold office for a term respectively expiring at the close of the next annual meeting of shareholders following their election or when their successors are duly elected or appointed.

3.5.      Vacancies:   Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all the powers of the board as long as a quorum of the board remains in office.  Vacancies in the board may be filled in accordance with the Act.

3.6.      Advance Notice for Nomination of Directors:

(a)
Only individuals who are nominated in accordance with the procedures set out in this Section 3.6 and who, at the discretion of the board, satisfy the qualifications of a director as set out in the Act and the by-laws of the Corporation shall be eligible for election as directors of the Corporation at any meeting of shareholders of the Corporation. Nominations of individuals for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act or a requisition of the shareholders made in accordance with the Act; or (c) by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 3.6 and on the record date for notice of such meeting, is a registered holder of shares carrying the right to vote at such meeting on the election of directors; and (ii) who complies with the notice procedures set forth in this Section 3.6.

(b)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof and in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation as set forth below.

(c)
To be timely, a Nominating Shareholder’s notice to the Corporate Secretary must be made: (a) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the 10th day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(d)
To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary must set forth: (a) if the Nominating Shareholder is not the beneficial owner of the shares, the identity of the beneficial owner and the number of shares held by that beneficial owner; (b) as to each individual whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the individual; (ii) the principal occupation or employment of the individual; (iii) the class or series and number of securities in the capital of the Corporation which are beneficially owned, or over which control or direction is exercised, directly or indirectly, by such individual as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (iv) any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws; and (c) as to the Nominating Shareholder and any beneficial owner respecting which the notice was given, the names of such person(s) and (i) the class or series and number of securities in the capital of the Corporation which are controlled, or over which control or direction is exercised, directly or indirectly, by such person(s) and each person acting jointly or in concert with any of them (and for each such person any options or other rights to acquire shares in the capital of the Corporation, derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, hedging transactions, short positions and borrowing or lending arrangements relating to such shares) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (ii) any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder or beneficial owner has a right to vote any shares in the capital of the Corporation on the election of directors, (iii) in the case of a special meeting of shareholders called for the purpose of electing directors, a statement as to whether the Nominating Shareholder intends to send an information circular and form of proxy to any shareholders of the Corporation in connection with the individual’s nomination and (iv) any other information relating to such Nominating Shareholder or beneficial owner that would be required to be made in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws.

(e)	A Nominating Shareholder’s notice to the Corporate Secretary must also state:

(i)
whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent director of the Corporation under Sections 1.4 and 1.5 of National Instrument 52-110 of the Canadian securities administrators, Section 303A.02 of the New York Stock Exchange Company Manual and the commentary relating thereto and Rule 10A-3(b) under the Securities Exchange Act of 1934; and

(ii)
whether with respect to the Corporation the proposed nominee has one or more of the relationships described in Sections 1.4(3), 1.4(8) and 1.5 of National Instrument 52-110 of the Canadian securities administrators, Section 303A.02(b) of the New York Stock Exchange Company Manual and the commentary relating thereto and Rule 10A-3(b) under the Securities Exchange Act of 1934 and, if so, which ones

(f)
Except as otherwise provided by the special rights or restrictions attached to the shares of any class or series of the Corporation, no individual shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the by-laws of the Corporation; provided, however, that nothing in this Section 3.6 shall preclude discussion by a shareholder or proxy holder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. A duly appointed proxy holder of a Nominating Shareholder shall be entitled to nominate at a meeting of shareholders the directors nominated by the Nominating Shareholder, provided that all of the requirements of this Section 3.6 have been satisfied.  If the Nominating Shareholder or its duly appointed proxy holder does not attend at the meeting of shareholders to present the nomination, the nomination shall be disregarded notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(g)
In addition to the provisions of this Section 3.6, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, applicable securities legislation and applicable stock exchange rules regarding the matters set forth herein.

(h)
For purposes of this Section 3.6, “public announcement” shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“SEDAR”).

(i)
Notwithstanding any other provision of the Corporation’s by-laws, notice given to the Corporate Secretary of the Corporation pursuant to this Section 3.6 may only be given by personal delivery (at the principal executive offices of the Corporation) or by e-mail (at the e-mail address set out in the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made only at the time it is so served by personal delivery to the Corporate Secretary of the Corporation or sent by e-mail to such e-mail address (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto Time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 3.6.

3.7.     Calling Meetings:   Meetings of the board shall be held from time to time at such places within or outside Ontario (or by such facilities as are permitted by the Act) on such days and at such times as any two directors or the Chairman or the Chief Executive Officer or any other officer designated by the board may determine, provided that if all of the directors consent, a director may participate in a meeting of the board by means of a telephonic, electronic or other communication facility pursuant to section 3.11. In any financial year of the Corporation a majority of the meetings of the board may be held within or outside Canada.

3.8.      Notice:   Notice of the time and of the place or manner of participation for every meeting of the board shall be sent to each director not less than 48 hours (excluding Saturdays and holidays) before the time of the meeting.  A director may in any manner waive notice of or otherwise consent to a meeting of the board.  Reference is made to sections 6.8 to 6.14.

3.9.      First Meeting of New Board:   Each newly constituted board may hold its first meeting without notice on the same day that such board was formed.

3.10.   Regular Meetings:   The board may appoint a day or days in any months for regular meetings of the board to be held at a place (or by means of a telephonic, electronic or other communication facility pursuant to section 3.11) and at an hour to be named.  A copy of any resolution of the board fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting.

3.11.   Board Meetings Attendance by Telephonic, Electronic or Other Communication Facility: Subject to the Act, if all of the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. For the avoidance of doubt, a meeting of the Board or of a committee of the Board may be held entirely by means of a telephonic, electronic or other communication facility if all of the directors consent. A director’s consent shall be effective whether given before or after the meeting to which it relates and maybe given with respect to all meetings of the Board held while the director holds office. A director participating in a meeting by such means shall be deemed to be present at that meeting.

3.12.   Chairman:   The Chairman of the Board or, if he/she declines or is unable to act, the Vice Chairman of the Board or, if he/she declines or is unable to act, the President or, or if he/she declines or is unable to act, a director designated by the directors present at the meeting shall be chairman of any meeting of the board.

3.13.   Voting:   At all meetings of the board every question shall be decided by a majority of the votes cast on the question.

3.14.   Electronic Voting: Subject to the Act, a director participating in a meeting by a telephonic, electronic or other communication facility may vote by any reasonable means (including verbal assent) given the nature of such communication facility.

3.15.   Signed Resolutions:   When there is a quorum of directors in office, a resolution in writing signed by all the directors entitled to vote thereon at a meeting of the board or any committee thereof is as valid as if passed at such meeting.   Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

3.16.   Remuneration:   Directors may be paid such remuneration for acting as directors and such sums in respect of their out-of-pocket expenses incurred in performing their duties as the board may determine from time to time. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

3.17.   Committees:   The board shall establish an audit committee and from time to time may establish other committees of directors. The board may appoint and remove the members of each committee subject to the requirements of the Act.  Each committee shall have those powers and duties lawfully delegated to it by the board or provided by the Act. Unless otherwise determined by the board, each committee may fix its quorum, elect its chairman and adopt rules to regulate its procedure. Subject to the foregoing, the procedure of each committee shall be governed by the provisions of this by-law which govern proceedings of the board so far as the same can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor, in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor, in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his/her absence, some other member of the committee.  The Corporate Secretary shall be the secretary of each committee (or such other person designated by the committee).  Each committee shall keep records of its proceedings and transactions and shall report all such proceedings and transactions to the board in a timely manner.

ARTICLE FOUR

OFFICERS AND EMPLOYEES

4.1.     Appointment of Officers:  From time to time the board may appoint a Chairman of the Board, a Vice Chairman of the Board, a President, an Executive Vice President, one or more Senior Vice Presidents and Vice Presidents, the Treasurer, the Corporate Secretary, the Controller and such other officers as the board may determine (including one or more assistants to any of the officers so appointed), may designate one officer as Chief Executive Officer of the Corporation and one officer as Chief Financial Officer of the Corporation and may revoke any such designation. One person may hold more than one office. Except for the Chairman of the Board and the Vice Chairman of the Board, the officers so appointed need not be directors.

4.2.     Appointment of Non-Officers:   The board may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the board may determine from time to time.

4.3.     Terms of Employment:   The board may settle from time to time the terms of employment of the officers and other persons appointed by it and may remove at its pleasure any such person without prejudice to his/her rights, if any, to compensation under any employment contract.

4.4.     Powers and Duties of Officers:   The board may from time to time specify the duties of each officer, delegate to him powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act.   To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

4.5.     Incentive Plans:   For the purposes of enabling key officers and employees of the Corporation and its affiliates to participate in the growth of the Corporation and of providing effective incentives to such officers and employees, the board may establish such plans (including stock option plans and stock purchase plans) and make such rules and regulations with respect thereto, and such changes in such plans, rules and regulations, as the board may deem advisable from time to time.   From time to time the board may designate the key officers and employees entitled to participate in any such plan.   For the purposes of any such plan the Corporation may provide such financial assistance by means of loan, guarantee or otherwise to key officers and employees as is permitted by the Act.

ARTICLE FIVE

CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

5.1.     Standard of Care:   Every director and officer of the Corporation in exercising his/her powers and discharging his/her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.2.     Disclosure of Interest:   A director or officer who now or in future is a party to, or is a director or officer of or has a material interest in another person who is a party to, any existing or proposed material contract or transaction with the Corporation shall in accordance with the Act disclose in writing to the Corporation or request to have entered in the minutes of meetings of the board the nature and extent of his/her interest.   Except as permitted by the Act a director so interested shall not vote on any resolution to approve such contract or transaction.   A general notice to the board by a director or officer that he/she is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into.

5.3.     Indemnity:   Every person who at any time is or has been a director or officer of the Corporation or who at any time acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of every such person,  shall at all times be indemnified by the Corporation in every circumstance where the Act so permits or requires.  In addition and without prejudice to the foregoing and subject to the limitations in the Act regarding indemnities in respect of derivative actions, every person who at any time is or has been a director or officer, or in a similar capacity, of the Corporation or properly incurs or has properly incurred any liability on behalf of the Corporation or who at any time acts or has acted at the Corporation’s request (in respect of the Corporation or any other entity), and his/her heirs and legal representatives, shall at all times be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or completed) to which he/she is or may be made a party or in which he/she is or may become otherwise involved by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him in any such capacity or otherwise in respect of any of the foregoing), and all appeals therefrom, if:

(a)
he/she acted honestly and in good faith with a view to the best interests of the Corporation (or, if applicable, in the best interest of the other entity for which the individual acted as a director, officer or in a similar capacity at the Corporation’s request); and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he/she had reasonable grounds for believing his/her conduct was lawful.

Nothing in this section shall affect any other right to indemnity to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) of this section or any corresponding condition in the Act. From time to time the board may determine that this section shall also apply to the employees of the Corporation who are not directors or officers of the Corporation or to any particular one or more or class of such employees, either generally or in respect of a particular occurrence or class of occurrences and either prospectively or retroactively. From time to time thereafter the board may also revoke, limit or vary the continued such application of this section.

5.4.     Limitation of Liability:   So long as he/she acts honestly and in good faith with a view to the best interests of the Corporation (or of the entity for which the individual acted as a director, officer or in a similar capacity at the Corporation’s request), no person referred to in section 5.3 (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act.

5.5.      Insurance:   Subject to the Act, the Corporation may purchase liability insurance for the benefit of any person referred to in section 5.3.

ARTICLE SIX

MISCELLANEOUS

6.1.      Execution of Documents:   Contracts, documents or instruments in writing requiring the signature of the Corporation (except contracts, documents or instruments in writing arising in the ordinary course of the Corporation’s business which may be signed by any officer or employee acting within his/her scope of authority, in accordance with the Corporation’s policies) may be signed on behalf of the Corporation by any two (2) persons (a) holding the office of Chairman of the board, chair of a committee of the board, President, Chief Executive Officer, or Executive or Senior Vice President, or (b) any one of the foregoing persons and any other person holding the office of Vice President, Corporate Secretary or Treasurer of the Corporation, and contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

6.2. Execution in Counterpart, by Facsimile and by Electronic Signature:

(a)
Subject to the Act, any contracts, documents or instruments in writing required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of electronic signature (as defined in the Act) or facsimile.

(b)
Any contracts, documents or instruments in writing required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

(c)
Subject to the Act, wherever a notice, document or other information is required under the Act or these by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document, including by electronic means. Subject to the Act, an electronic document includes any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class of contracts, documents or instruments in writing, may or shall be signed.

6.3.     Share Certificates:   Every shareholder of shares that are certificated securities under the Act, is entitled at his/her option to a share certificate that complies with the Act and states the number, class and series designation, if any, of shares held by him as appears on the records of the Corporation. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares held jointly by several persons, and delivery of such certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and acknowledgements shall be in such forms as the board shall approve from time to time and, unless otherwise ordered by the board, shall be signed in accordance with sections 6.1 and 6.2 and need not be under corporate seal. However, unless the board otherwise orders, certificates representing shares in respect of which a transfer agent, registrar, or both has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. The signature of signing officers, transfer agent or registrar may be mechanically reproduced upon share certificates and every such officer signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that the officers whose signature appears thereon no longer holds office at the date of issue or delivery of the certificate.

6.4.     Replacement of Share Certificates:   The Corporate Secretary may prescribe either generally or in a particular case reasonable conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

6.5.     Registration of Transfer:   All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act.  Subject to the Act and the Securities Transfer Act, no transfer of shares (represented by a security certificate as defined in the Act) need be recorded in the register of transfers except upon surrender of the certificate representing such shares endorsed by the appropriate person under the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with all other conditions set out in the Act.

6.6.     Dividends:   Subject to the Act and the articles the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. A dividend payable to any shareholder in money may be paid by cheque payable to the order of the shareholder and shall be mailed to the shareholder by prepaid mail addressed to him at his/her recorded address unless he/she directs otherwise.   In the case of joint holders the cheque shall be made payable to the order of all of them, unless such joint holders direct otherwise in writing. The mailing of a cheque as aforesaid, unless it is not paid on due presentation, shall discharge the Corporation’s liability for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld.   If any dividend cheque sent is not received by the payee, the Corporation shall issue to such person a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Corporate Secretary may require. Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

6.7.     Dealings with Registered Shareholder:   Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of a holder of the share.   The Corporation may, however, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his/her authority to exercise the rights relating to a share of the Corporation.

6.8.     Notice to Directors, Officers and Auditors: Whenever under the Act, the regulations, the articles or these by-laws any notice, document or other information is required to be sent to a director, officer, auditor or member of a committee of the board, such notice may be sent either (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery or (ii) by means of fax, e-mail or other form of electronic transmission. A notice to a director, officer, auditor or member of a committee of the board will be deemed to be received as follows: (A) if given by hand delivery, when actually received by the director, officer, auditor or member of a committee of the board; (B) if sent through the mail addressed to the director, officer, auditor or member of a committee of the board at such individual’s address appearing on the records of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the director, officer, auditor or member of a committee of the board at such individual’s address appearing on the records of the Corporation, when delivered to such service; (D) if sent by fax, when sent to the fax number for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation and evidence of delivery confirmation is received by sender’s fax device; (E) if sent by e-mail, when sent to the e-mail address for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation.

6.9.     Notice to Shareholders: Unless the Act or these by-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the articles or these by-laws to be sent to a shareholder, may be sent by any one of the following methods: (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of fax, e-mail, or other form of electronic transmission, (iii) by providing or posting the notice, document or other information on or making it available through a generally accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (i) and (ii) above, including by mail, delivery, fax, e-mail or other form of electronic transmission, or (iv) by any other method permitted by applicable law. A notice to a shareholder shall be deemed to be received as follows: (A) if given by hand delivery, when actually received by the shareholder; (B) if sent through the mail addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, when delivered to such service; (D) if faxed, when sent to a number at which the shareholder has consented to receive notice and evidence of delivery confirmation is received by sender’s facsimile device; (E) if by e-mail, when sent to an e-mail address at which the shareholder has consented to receive notice; (F) if sent by any other form of electronic transmission, when sent to the shareholder; (G) if sent by posting it on or making it available through a generally accessible electronic source referred to in subsection 6.9(iii), on the day such person is sent notice of the availability and location of such notice, document or other information is deemed to have been sent in accordance with (A) through (F) above; or (H) if sent by any other method permitted by applicable law, at the time that such person is deemed to have received such notice pursuant to applicable law. If a shareholder has consented to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by giving written notice of such revocation to the Corporation.

6.10.    Notices to Others:   Any notice or document required or permitted to be sent by the Corporation  to any other person may be (i) delivered  personally  to  such  person, (ii) addressed to such person and delivered to his/her/its recorded address, (iii) mailed by prepaid Canadian mail in a sealed envelope addressed to such person at his/her/its recorded address or (iv) addressed to such person and sent to his/her/its recorded address by telegram, telex or any other means of legible communication then in business use in Canada.    A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box (if mailed) or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be (if sent by telegram, telex or other means of legible communication).

6.11.    Changes in Recorded Address:   The Corporate Secretary may change the recorded address of any person in accordance with any information the Corporate Secretary believes to be reliable.

6.12.    Computation of Days:   In computing any period of days or clear days under the by-laws or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a holiday, the period shall end at midnight of the day next following that is not a holiday.

6.13.   Omissions and Errors:  The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

6.14.   Waiver of Notice:   Any person entitled to attend a meeting of shareholders or directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or his/her/its proxyholder or authorized representative or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  In addition, where any notice or document is required to be given under the articles or by-laws or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto.  Any meeting may be held without notice or on shorter notice than that provided for in the by-laws if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.